S 20010517 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68949

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBO Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3700
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Bradley (415) 367-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SD Mayer & Associates LLP
(Name – *if individual, state last, first, middle name*)

235 Montgomery Street, 30th Floor (Address) San Francisco (City) California (State) 94104 (Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mark Bradley**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DBO Partners LLC**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Partner

Title

Notary Public

NATTAPON NARONGSAK
COMM. #2265036
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires 10/29/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBO PARTNERS LLC

TABLE OF CONTENTS

SD Mayer & Associates LLP
235 Montgomery Street, 30th Floor
San Francisco, CA 94104
415 691 4040 main
sdmayer.com

SDMAYER
accounting + advisory for life

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
DBO Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DBO Partners LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DBO Partners LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DBO Partners LLC's management. Our responsibility is to express an opinion on DBO Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DBO Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of DBO Partners LLC's financial statements. The supplemental information is the responsibility of DBO Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

SD Mayer & Associates, LLP

We have served as DBO Partners LLC's auditor since 2020.

San Francisco, California
February 27, 2020

DBO PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	2,556,355
Client receivables		200,000
Prepaid expenses		1,310
Total assets	$	2,757,665

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	12,262
Total liabilities		12,262
Commitments and contingencies (Note 4)		
Member's equity		2,745,403
Total liabilities and member's equity	$	2,757,665

The accompanying notes are an integral part of these financial statements.

DBO PARTNERS LLC

STATEMENT OF INCOME

for the year ended December 31, 2019

REVENUE	
Investment banking fees	$ 17,280,000
Retainer fees	1,760,000
Total revenue	19,040,000
EXPENSES	
Bad debt	215,470
Regulatory fees	87,081
Professional fees	21,565
Other expenses	2,540
Total expenses	326,656
Net income	$ 18,713,344

The accompanying notes are an integral part of these financial statements.

DBO PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2019

Member's equity, as of January 1, 2019	$	4,541,021
Distributions		(20,508,962)
Net income		18,713,344
Member's equity, as of December 31, 2019	$	2,745,403

The accompanying notes are an integral part of these financial statements.

DBO PARTNERS LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 18,713,344
Bad debt	215,470
Change in assets and liabilities:	
Client receivables	(195,632)
Prepaid expenses	6,330
Accounts payable	2,549
Due to member	(34,298)
Net cash provided by operating activities	18,707,763
Cash flows from financing activities:	
Distributions	(20,508,962)
Net cash used in financing activities	(20,508,962)
Net decrease in cash	(1,801,199)
Cash, beginning of year	4,357,554
Cash, end of year	$ 2,556,355
Supplemental disclsoure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 18,170
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Accounting Policies

Organization and Nature of Business
DBO Partners LLC (formerly known as Dean Bradley Osborne Partners LLC) (the "Company") is a Delaware Limited Liability Company formed on August 12, 2011, and its principal place of business is located in San Francisco, California. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") as of February 8, 2012, is regulated by the Financial Industry Regulatory Authority ("FINRA"), and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a registered broker-dealer in the states of California and New York effective February 14, 2012 and February 23, 2012, respectively. The sole managing member of the Company is DBO Partners Holding LLC (the "Parent" or "DBO"). DBO is a holding company and certain expenses of the Company were paid by the Parent through an Expense Sharing Agreement (see Note 3).

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by its member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with mergers and acquisitions, private sales, defense advisory, financial restructuring, capital raising advisory services pertaining to equity and debt including private placements and structuring of public equity offerings. The Company helps clients devise strategies for enhancing shareholder value or to optimally raise capital to meet investment and growth objectives as well as proactively brings new ideas and perspective regarding individual companies and strategic industry sectors.

Basis of Presentation
The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Fair Value of Financial Instruments
The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities.

Cash
The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by financial institutions may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2019, there were no cash equivalents.

Client Receivables and Allowance for Doubtful Accounts
Client receivables are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customer and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to allowance for doubtful accounts. The allowance for doubtful accounts amounted to $0 as of December 31, 2019. For the year ended December 31, 2019, bad debt expense was $215,470.

Continued

1. Organization and Summary of Accounting Policies (continued)

Revenue Recognition

Investment banking revenue consists of advisory, retainer and success fees. Advisory and retainer fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement. See Note 5, Revenues from Contracts with Customers, for further information.

Income Taxes

The Company, a limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2015.

2. Member's Equity

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

3. Related Party Transactions

On December 22, 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with its sole member, DBO. Pursuant to the Agreement, certain management and administrative expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the Parent. During the year ended December 31, 2019, the Parent paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses. During the year ended December 31, 2019, $6,276,923 in expenses were paid for and recorded by the Parent under this agreement. The Company has no obligation to reimburse DBO for these expenses, however, the Company reimbursed DBO $451,404 for the year ended December 31, 2019. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

The Parent will periodically incur reimbursable expenses on behalf of the Company for ongoing investment banking engagements. The Company is responsible for invoicing and collecting the reimbursable expenses from its clients. Upon receipt of the reimbursable expenses by the Company, the funds are remitted to the Parent. At December 31, 2019, no amount is payable to the Parent for such costs.

4. Commitments and Contingencies

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

Continued

5. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking

Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings, underwriting and distributing public and private debt. Financial advisory services primarily consist of fees generated by providing financial and strategic advisory services, including investment advice, strategic advice, research, and administrative services.

Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Continued

5. Revenue from Contracts with Customers *(continued)*

Disaggregation of Revenue

The following tables present the Company's revenues from contracts with customers by business activity for the year ended December 31, 2019:

Revenue from contracts with customers:	
Investment banking – success	$ 17,280,000
Investment banking – retainer	1,760,000
Total revenue from contracts with customers	$ 19,040,000

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2019.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred retainer revenue as of December 31, 2019.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers was $219,838 and $200,000 as of January 1, 2019 and December 31, 2019, respectively. During the year ended December 31, 2019, $215,470 of receivables were written off. As of December 31, 2019, the Company considers the $200,000 amount receivable fully collectible.

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2019, there was no reimbursed expensed income.

Continued

6. Risk Concentration

For the year ended December 31, 2019, three customers accounted for 55% of total revenues. Additionally, one customer accounted for 100% of accounts receivable as of December 31, 2019.

The Company's cash consists of cash held at one financial institution where the balance may exceed government insurance limits during the year. At December 31, 2019, the Company's uninsured cash balances totaled $2,306,355.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. During the year ended December 31, 2019, the minimum net capital requirement increased from $5,000 to $100,000. At December 31, 2019, the Company had net regulatory capital of $2,544,093, which was $2,444,093 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .005 to 1 as of December 31, 2019.

8. Subsequent Events

The Company has evaluated subsequent events through February 26, 2020, the date the financial statements were available for issuance, and has determined that there were no material subsequent events to disclose.

Continued

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

DBO PARTNERS LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

as of December 31, 2019

Net capital:		
Total member's capital		$ 2,745,403
Deductions and/or charges:		
Non-allowable assets:		
Client receivables	$ (200,000)	
Prepaid expenses	(1,310)	
Total deductions and/or charges		(201,310)
Net capital		$ 2,544,093
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	12,262	
Total aggregate indebtedness (A.I.)		$ 12,262
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)		$ 817
Minimum dollar requirement		$ 100,000
Excess net capital		$ 2,444,093
Ratio: Aggregate indebtedness to net capital		.005 to 1

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

as of December 31, 2019

Net capital, as reported in Company's	
Part II of Form X-17-A-5 as of December 31, 2019	$ 2,544,093
Decrease in member's equity	(215,469)
Decrease in non-allowable assets	215,469
Net Capital per above computation	$ 2,544,093

See report of independent public accounting firm.

DBO PARTNERS LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

for the year ended December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are not items to report under the requirements of this Rule.

See report of independent public accounting firm.

REPORT ON EXEMPTION PROVISIONS

PURSUANT TO RULE 17 C.F.R. §240.15c3-3

SD Mayer & Associates LLP
235 Montgomery Street, 30th Floor
San Francisco, CA 94104

415 691 4040 main

sdmayer.com

SDMAYER
accounting + advisory for life

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
DBO Partners LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) DBO Partners LLC claimed an exemption from 17 C.F.R §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. DBO Partners LLC does not fit one of the exemptive provisions, but it only engages in merger and acquisition advisory services and private placement of securities and does not hold customer funds or securities and (2) DBO Partners LLC stated that DBO Partners LLC met this exemption from 17 C.F.R §240.15o3-3 throughout the most recent fiscal year ending December 31, 2019 and there were no exceptions during the most recent fiscal year in meeting the exemption from 17 C.F.R §240.15c3-3. DBO Partners LLC's management is responsible for compliance with the exemption report and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DBO Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff.

S D Mayer & Associates, LLP

San Francisco, California
February 27, 2020

DBO PARTNERS

SEA RULE 15c3-3 EXEMPTION REPORT

February 27, 2020

I, Mark Bradley, Partner of DBO Partners LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions, but it only engages in merger and acquisition advisory services and private placement of securities and does not hold customer funds or securities.

2. The Company met this exemption from 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ending December 31, 2019 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the exemption from 17 C.F.R §240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Mark Bradley
Partner

DBO PARTNERS

One Embarcadero Center, Suite 3700
San Francisco, CA 94111

February 27, 2020

Sent via FEDEX for delivery March, 2, 2020

SEC Headquarters
100 F Street, N.W.
Washington D.C 20549

SEC Regional Office
44 Montgomery Street, Suite 2800
San Francisco, Ca 94104

Enclosed please find the financial statements and supplementary information for DBO Partners LLC.

Should you require further information, please let me know.

Sincerely,

Margaret (Peggy) Hodel, CPA
Chief Administrative Officer
DBO Partners LLC
1 Embarcadero Center, Suite 3700
San Francisco, CA 94111
(O) 415-367-6007
(C) 415-999-7774